Exhibit 99.1

HUSKY ENERGY INC.

707 - 8th Avenue S.W.

Calgary, Alberta

T2P 1H5

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual meeting (the Meeting) of holders of common shares (Common Shares) of Husky Energy Inc. (the Corporation) will be held in the Imperial Ballroom, Hyatt Regency Calgary, 700 Centre Street S.E., Calgary, Alberta on the 26th day of April, 2012 at 10:30 a.m. (Calgary time), for the following purposes:

1.	To receive the annual report of the Board of Directors to the shareholders and the consolidated audited financial statements of the Corporation for the fiscal year ended December 31, 2011;

2.	To elect the Board of Directors for the ensuing year;

3.	To appoint KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation; and

4.	To transact such other business as may be properly brought before the Meeting, or any adjournment or adjournments thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting. Only shareholders of record at the close of business on March 12, 2012 are entitled to notice of and to attend the Meeting, or any adjournment or adjournments thereof, and to vote thereat.

DATED at the City of Calgary, in the Province of Alberta, this 8th day of March, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

James D. Girgulis

Vice President, Legal & Corporate Secretary

IMPORTANT

Your participation at the Meeting is important. If you do not expect to attend in person and would like your Common Shares represented, please complete the enclosed form of proxy and return it as soon as possible in the envelope provided for that purpose. To be valid all proxies must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), no later than 10:30 a.m. (Calgary time) on April 24, 2012, or on the second last business day preceding any adjournment of the Meeting.